AB 3/9

SEC Mail Processing Section RECEIVED FEB 28 2011 Washington, D.C. 200

KH 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11017657

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16/11

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA Savvian Advisors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Daniel H. Veatch
Signature

Chief Financial Officer
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California }
} ss.
County of San Francisco }

☒ See Attached Document (Notary to cross out lines 1-8 below)
☐ See Statement Below (Lines 1-7 to be completed only by document signer[s], *not* Notary

1

2

3

4

5

6

7

8 ______________________ ______________________
Signature of Document Signer No. 1 Signature of Document Signer No. 2

Subscribed and sworn to (or affirmed) before me this 24 day of February, 2011, by

(1) ______________________

(2) ______________________

proved to me on the basis of satisfactory evidence to be the person(s) who appear before me.

DOROTHY FRANTIN
Commission # 1734776
Notary Public - California
San Francisco County
MyComm. Expires Mar 27, 2011

Place Notary Seal above

____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: Feb. 24, 2011 Number of Pages: 2

Signer[s] Other than above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

GCA SAVVIAN ADVISORS, LLC

Financial Statements and Supplemental Information
December 31, 2010

TABLE OF CONTENTS

OUM &CO. LLP
ODENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
GCA Savvian Advisors, LLC

We have audited the accompanying statement of financial condition of GCA Savvian Advisors, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co

San Francisco, California
February 22, 2011

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 30,572,088
Accounts receivable, net of allowance of $638,751	1,393,033
Other receivable	151,655
Due from affiliates	116,234
Deferred tax asset	465,184
Prepaid expenses	121,742
Total assets	$ 32,819,936

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 260,915
Accrued compensation	7,661,711
Due to affiliates	3,343,307
Deferred revenue	216,667
Deferred rent	571,110
Other accrued liabilities	722,463
Total liabilities	12,776,173
Commitments and contingencies (Note 6)	
Member's equity	20,043,763
Total liabilities and member's equity	$ 32,819,936

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Investment banking and transactional fees	$ 47,988,874
Expenses:	
Compensation and benefits	18,751,186
Professional services	669,229
Office and equipment leases	3,022,706
Marketing and business development	820,709
Allocations of revenue to affiliate on cross-border transactions	4,167,164
Other general and administrative	3,756,070
	31,187,064
Operating income	16,801,810
Gain on exchange rates	95,497
Other expenses	(3,503)
Interest income	11,113
Income before income taxes	16,904,917
Income taxes	6,561,045
Net income	$ 10,343,872

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Member's equity, beginning of year	$ 4,729,951
Contributions by member, net	4,969,940
Net income for the period	10,343,872
Member's equity, end of year	$ 20,043,763

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 10,343,872
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for doubtful accounts receivable	638,751
Deferred rent	333,981
Deferred tax assets	(179,518)
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	(1,415,776)
Due to affiliates, net	3,878,464
Prepaid expenses	284,762
Accounts payable	73,922
Accrued compensation	6,443,462
Deferred revenue	73,752
Other accrued liabilities	417,701
Cash provided by operating activities	20,893,373
Cash flows from financing activities:	
Contributions by member, net	4,969,940
Cash provided by financing activities	4,969,940
Net increase in cash and cash equivalents	25,863,313
Cash and cash equivalents, beginning of year	4,708,775
Cash and cash equivalents, end of year	$ 30,572,088
Cash paid to GCA Savvian, Inc. during the year for:	
Income taxes	$ 1,040,000

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Group Corporation (GCASG Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of warrants received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-times fees are recognized as revenue; the allocation of revenue between the Company and GCA Savvian Corp. (GCAS), a subsidiary of GCASG Corp.; and the allocation of compensation and benefits incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

From time to time, the Company receives a portion of its transaction fees in the form of equity instruments such as common or preferred stock, or warrants. Such investments are sold upon receipt to GCA Savvian, LLC, an affiliate of the Company, at the estimated fair value of the respective equity instruments. During 2010, the Company received warrants from three clients and recognized $635,512 of transaction fee revenue for the warrants received. The Company estimated the fair value of those warrants using a Black-Scholes Merton option pricing model.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in general and administrative expenses. Direct reimbursements of client related expenses of $500,216 were recognized in 2010.

For the year ended December 31, 2010, 26%, or $12,519,600, of the revenue was from two clients.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. As of December 31, 2010, cash equivalents totaling $2,364,311 consisted of investments in a money market fund with an average maturity of less than three months. The money market fund invests in U.S. Treasury Bills.

The Company places its cash accounts with a well established financial institution. At December 31, 2010 and periodically throughout the year then ended, such investments were in excess of FDIC insurance limits.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant; however, as of December 31, 2010, the Company has recorded an allowance for doubtful accounts of $638,751. Allowances for doubtful accounts are generally based on specifically identifying accounts that are past due that are deemed by management to not likely be collectible. As of December 31, 2010, 62%, or $869,940, of the net accounts receivable outstanding are from three clients.

(f) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) ***Income Taxes***

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company adopted the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded upon adoption or as of December 31, 2010.

(h) ***Advertising and promotion costs***

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs are included in marketing and business development expenses on the accompanying financial statements.

(i) ***Furniture and equipment***

The Company leases furniture and equipment from GCA Savvian, LLC (see Note 5 – Related Party Transactions).

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2010, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes is as follows at December 31, 2010:

	Current	Deferred	Total
Federal	$ 5,833,216	$ (157,801)	$ 5,675,415
State	907,346	(21,716)	885,630
	$ 6,740,562	$ (179,517)	$ 6,561,045

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2010 primarily relate to California income taxes, accrued compensation and deferred rent.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2010, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Expense Reimbursement Agreement. Specifically, the Company recognized $127,688 of other general and administrative expenses, $2,601,552 of office and equipment lease expenses, and $647,361 of compensation and benefits expenses in 2010 for costs incurred by GCA Savvian, LLC on behalf of the Company.

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company recognized $1,933,138 of compensation and benefits related expense incurred by GCA Savvian, LLC on behalf of the Company and $6,561,045 of income tax provision incurred by GCA Savvian, Inc. for federal, state, and local income taxes. The Company made cash distributions to GCA Savvian, Inc. to fund compensation and benefits and income taxes incurred by affiliates on its behalf.

From time to time, the Company receives warrants as a form of compensation for its services. The Company sold $635,512 of warrants received in 2010 to GCA Savvian, LLC. No gain was recognized on the sale of warrants to GCA Savvian, LLC.

In addition, the Company and GCAS have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $88,799 of net reimbursements from GCAS in 2010 in other general and administrative expenses. The Company and GCAS allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2010, the Company recognized $1,383,447 of revenue from cross-border transactions initiated by GCAS (included in investment banking and transaction fees on the accompanying statement of income), and allocated $4,167,164 of revenue to GCAS for cross-border transactions initiated by the Company (included in expenses on the accompanying statement of net income).

As of December 31, 2010, the Company had receivables from GCAS of $88,799 and from GCA Savvian Europe Limited, a subsidiary of GCASG Corp, of $27,435. The Company had outstanding payables at December 31, 2010 of $3,005,950 to GCAS and $337,357 to GCASG Corp.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2016. The Company incurred $2,327,062 of office facility lease expense and $695,644 of equipment and furniture lease expense during 2010 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA, New York, NY, Menlo Park, CA and Chicago, IL offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for years ending after December 31, 2010 are as follows:

Year ending December 31,	Office facilities	Furniture and equipment
2011	$ 2,184,650	$ 91,456
2012	2,210,260	3,420
2013	2,024,095	-
2014	1,005,930	-
2016	1,027,765	-
Thereafter	1,579,858	-
	$ 10,032,558	$ 94,876

Legal Matters

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. The Company is not aware of any material pending on threatened litigation as of December 31, 2010.

(b) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $17,748,629, which was

$16,896,884 in excess of its net capital requirement of $851,745. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1 as of December 31, 2010.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, and has determined there are no matters requiring disclosure.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL SCHEDULE I

GCA SAVVIAN ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2010

Net capital:	
Total member's equity	$ 20,043,763
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable and other receivable	(1,544,688)
Due from affiliates	(116,234)
Deferred tax asset	(465,184)
Prepaid expenses	(121,742)
Total deductions and/or charges	(2,247,848)
Net capital before haircuts on securities positions	17,795,915
Less - haircuts on securities positions	47,286
Net capital	$ 17,748,629
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 260,915
Accrued compensation	7,661,711
Due to affiliates	3,343,307
Deferred revenue	216,667
Deferred rent	571,110
Other accrued liabilities	722,463
Total aggregate indebtedness	$ 12,776,173
Computation of basic net capital requirement:	
Net capital	17,748,629
Minimum net capital required (6 2/3% of aggregate indebtedness or $100,000, whichever is greater)	851,745
Excess net capital	$ 16,896,884
Ratio: Aggregate indebtedness to net capital	0.72 to 1

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited FOCUS report Part II of Form X-17-A-5 as of December 31, 2010.

See Report of Independent Registered Public Accounting Firm.

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of

GCA Savvian Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GCA Savvian Advisors, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GCA Savvian Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GCA Savvian Advisors, LLC's management is responsible for GCA Savvian Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and proof of payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co

San Francisco, California
February 22, 2010

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2010

GCA SAVVIAN ADVISORS, LLC

OUM &CO. LLP
ODENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors